Exhibit 5

SCOR

A public limited company with capital of EUR 932,673,756

Registered Office. 1 Avenue du Général-de-Gaulle, 92800 Puteaux

Nanterre Trade and Companies Register No. 562,033,357

MEMORANDUM AND ARTICLES OF ASSOCIATION

Last amended: 3 January 2007

(Translated from the French of SCOR’s “STATUTS”)

ARTICLE 1 - FORM

The Company is a public limited company, governed by current and future law and by its Memorandum and Articles of Association.

ARTICLE 2 - NAME

The Company's name is "SCOR".

The Company was founded in 1855 under the name "COMPAGNIE IMPERIALE DES VOITURES DE PARIS" and in 1866 became a public limited company under the name "COMPAGNIE GENERALE DES VOITURES A PARIS". In 1977, the Company adopted the name "C.G.V." (Compagnie Générale des Voitures à Paris). The name "SCOR S.A." was adopted in 1989 and the name "SCOR" in 1996.

ARTICLE 3 - CORPORATE PURPOSE

The aims of the Company, either directly or indirectly, and in all countries, are as follows:

a.

insurance, reinsurance, cession or retrocession of business of any nature in all classes and in all countries, transfer in any form of reinsurance contracts or liabilities of any French or foreign company, organisation, entity or association, and creation, acquisition, rental, lease, installation and operation of any undertaking for the purpose of carrying on such business;

b.	construction, rental, operation or purchase of any buildings;

c.

acquisition and management of all securities and other equity rights by any means including but not limited to subscription for, transfer or acquisition of shares, bonds, interests in private companies or partnerships and other equity rights;

d.

acquisition of equity investments or interests in any industrial, commercial, agricultural, financial, personalty or realty companies or other undertakings, formation of any company, participation in any increases of capital, mergers, break-ups and partial conveyances;

e.

administration, management and control of any company or other undertaking, direct or indirect participation in all transactions carried out by such companies or undertakings by any means and including but not limited to direct or indirect participation in any company or equity investment.

And generally all such industrial, commercial, financial, personalty and realty transactions as may pertain to the above stated aims or as may facilitate the implementation or pursuit thereof.

ARTICLE 4 - REGISTERED OFFICE

The Company's registered office is located at 1 Avenue du Général de Gaulle, 92800 Puteaux.

It may be moved to any place within the same or an adjacent department by resolution of the Board of Directors subject to ratification by the shareholders at the next Annual General Meeting.

ARTICLE 5 - TERM

The term of the Company expires on 30 June 2024, unless dissolved earlier or extended by ordinary resolution of the shareholders.

ARTICLE 6 - CAPITAL

The par value of the share capital is EUR 932,673,756, divided into 118,405,108 (one hundred and eighteen million, four hundred and five thousand, one hundred and eight) reverse split shares with a par value of EUR 7.8769723 each. Any shares which have not been the object of the reverse split will retain a par value of EUR 0.78769723 each during a period of two years starting from the beginning of the reverse share split operation, pursuant to a decision of the Combined General Meeting of Shareholders of 16 May 2006.

By decisions of the Annual General Meeting of Shareholders and of the Board of Directors on 31 May 2005 and of the Chairman on 21 and 22 June 2005, the Company increased its share capital by the issuance of 149,500,000 new shares with a par value of EUR 0.78769723 each plus an issue premium amounting to EUR 115,459,264.

By decision of the Chairman on 13 November and 12 December 2006, in accordance with the powers granted to him by the Board of Directors on 7 November 2006, in turn acting pursuant to a delegation of authority by the General Meeting of Shareholders of 16 May 2006, the Company increased its share capital by the issuance of 215,282,014 new shares with a par value of EUR 0.78769723 each plus an issue premium amounting to a total of EUR 169,577,046.10.

ARTICLE 7 - FORM, TRANSFER AND CONVEYANCE OF SHARES

Fully paid shares may either be registered or bearer shares depending on the choice of the shareholder.

The Company may at all times request information from the central custodian which keeps its share-issue account in order to identify, under the applicable legal and regulatory conditions, the holders of securities granting the immediate or eventual right to vote in its Shareholders' Meetings, as well as the quantity of securities held by each of them and, if relevant, the restrictions that may be imposed on them.

Registered shares are transmitted by account-to-account transfer in accordance with the terms and conditions set forth by law.

In addition to the information required by law from shareholders with a direct or indirect stake in the Company's capital, all shareholders are required, subject to the sanctions provided in articles L.233-14 and L.233-7, VI of the Code of Commerce, to inform the Company by registered letter with proof of receipt of the total number of shares they hold within five working days of the date of becoming the holder, directly or indirectly, as described in article L.233-7, III of the aforementioned Code, of a number of shares in the capital crossing, upwards or downwards, a threshold corresponding to 2.5% of the capital.

ARTICLE 8 - RIGHTS ATTACHED TO EACH SHARE

Subject to the terms and conditions of Article 8, para. 2 of the articles of association in relation to the reverse split of the Company's shares pursuant to the decision of the Combined General Meeting of Shareholders of 16 May 2006, each share entitles its holder to one vote at General Meetings of Shareholders. Other than this vote, each share also entitles its holder to a share (in direct proportion to the number and to the par value of the existing shares) in the corporate assets, the profits, or the liquidation dividend. Each time that ownership of a certain number of shares is required for the exercise of a given right, shareholders not in possession of such number of shares may only exercise this particular right if they have personally taken measures to regroup the required number of shares.

During a period of two years starting from the reverse split of the Company's shares, pursuant to the seventeenth decision of the Combined General Meeting of Shareholders of 16 May 2006, any shares which have not been the object of the reverse split will entitle their holders to one vote and any shares which have been the object of the reverse split will entitle their holders to ten votes, so that the number of votes attached to shares will be in direct proportion to the part of the capital represented by such shares.

ARTICLE 9 - PAYMENT FOR SHARES

The Board of Directors shall fix the term and conditions of payment for new shares issued for cash as a result of a resolution to increase the share capital.

Subscribers and shareholders shall be notified of payment calls on shares not less than fifteen days before the date appointed for each payment either by a notice placed in the legal gazette of the locality in which the Company's registered office is situated or by registered personal letter.

If any amount due on the unpaid price of the shares remains unpaid after it has become due and payable, the person from whom it is due and payable shall without further formality automatically be charged penalty interest on the amount unpaid at a rate of 6% per annum, on a daily basis, with effect from the date it became due and payable, without prejudice to any legal action which the Company may take against the defaulting shareholder and any court orders which may be made.

ARTICLE 10 - CORPORATE GOVERNANCE

Irrespective of the number of employees, the Company shall be governed by a Board of Directors composed of Directors appointed by the annual general meeting of shareholders. Such directors must be natural persons and their number shall be not less than nine nor more than eighteen.

Their term of office shall not exceed six years.

Directors or permanent representatives of corporate bodies may not hold office after the age of 72. A Director reaching the age of 72 while in office shall retire at the expiry of the term of office determined at the General Meeting of the Shareholders.

Each director shall own at least one share throughout his or her term of office.

ARTICLE 11 - PROCEEDINGS OF THE BOARD OF DIRECTORS

Notice of meetings of the Board of Directors may be given in any manner whatever, including verbally. The Board of Directors shall transact business in accordance with the quorum and voting majority required by law. In the event of a tied vote, the Chairman shall have the casting vote providing he is chairing the meeting.

Any Director may attend a meeting of the Board of Directors and participate therein as provided in applicable regulations and in the standing rules of the Company’s Board of Directors.

Minutes of each meeting shall be kept and copies of or extracts from resolutions passed shall be issued and certified in accordance with the law.

ARTICLE 12 - POWERS OF THE BOARD OF DIRECTORS

The Directors may exercise all the powers vested in them by law.

ARTICLE 13 - COMPENSATION OF DIRECTORS AND CONTROLLERS

The total amount of Directors' fees shall be fixed by ordinary resolution of the shareholders and the Directors shall split said fees among themselves and where applicable the controllers as they deem appropriate. The amount of fees thus fixed shall remain valid until amended by further resolution of the shareholders.

The Board may also grant exceptional remuneration to Directors in the circumstances and under the terms set forth by law.

ARTICLE 14 - ORGANISATION OF THE BOARD OF DIRECTORS

The Board of Directors shall elect a Chairman from among its members.

The Chairman is responsible for organising and directing its work, and shall report on it to the Annual General Meeting. He is responsible for the proper functioning of all parts of the Company.

The age limit for election to the position of Chairman is 65 years of age. If the sitting Chairman reaches this age, he shall retire as a matter of course at the end of the next Annual General Meeting.

As an exception to this rule, however, the Board of Directors may extend the Chairman's mandate, when he reaches the age limit, once only for a maximum period not overrunning the date of the Annual General Meeting called to approve the accounts for the second financial year following the one in which he reaches 65 years of age.

The Board of Directors may appoint a Vice-Chairman from among its members, whose duties are to call and chair Board meetings in the absence of the Chairman. He may also constitute study committees to formulate proposals and obtain any opinions he may wish to hear.

ARTICLE 15 - CHIEF EXECUTIVE OFFICER

Responsibility for the management of the Company lies with either the Chairman of the Board of Directors or another person elected by the Board of Directors and bearing the title of Chief Executive Officer.

Upon the appointment of the Chairman, the Board of Directors shall choose between the two means of exercising the role mentioned in the previous paragraph.

When the said role is taken by the Chairman of the Board of Directors, the provisions of the present article relating to the Chief Executive Officer shall apply to him.

The Chief Executive Officer shall have full powers to act in the name of the Company under all circumstances. His exercise of these powers shall be limited by the Company's aims and subject to the powers specially assigned by law to shareholders' meetings or the Board of Directors.

He shall represent the Company in its dealings with third parties.

On the initiative of the Chief Executive Officer, the Board of Directors may appoint up to five Executive Vices-Presidents under the conditions laid down by law. In relation to third parties, the Executive Vice-Presidents shall have the same powers as the Chief Executive Officer.

Nobody aged over 65 years may be appointed Chief Executive Officer or Executive Vice-President. If the sitting Chief Executive Officer or Executive Vice-President reaches this age, he shall retire as a matter of course at the end of the next Annual General Meeting.

However, the Board of Directors may exceptionally extend the Chief Executive Officer's or Executive Vice-President's mandate on one occasion when he reaches the age limit, for a maximum period which may not overrun the date of the Annual General Meeting called to approve the accounts for the second financial year following the one in which he reaches the age of 65.

ARTICLE 16 - CONTROLLERS

The shareholders may by ordinary resolution appoint one or more but not more than four controllers.

The controllers shall be elected for a period of two years renewable without limit.

If there are fewer than four controllers, the Board of Directors may if it deems expedient in the interests of the Company, provisionally appoint one or more controllers. In this event, such appointments shall be subject to ratification by ordinary resolution of the shareholders at the next General Meeting.

Equally if a controller's seat is vacated between two shareholders' Meetings, the Board of Directors may provisionally appoint a controller to fill the vacancy, subject to ratification by ordinary resolution of the shareholders at the next General Meeting.

The term of office of a controller thus appointed shall not overrun the term of office of the outgoing controller.

No one over the age of 72 may be appointed as controller. If a controller reaches the age of 72 while in office, he shall be deemed to have retired at the next Ordinary General Meeting.

Controllers shall attend Board Meetings in a consultative capacity. They may present a report at the shareholders' meetings if they deem it appropriate.

ARTICLE 17 - AUDITORS

One or more Statutory Auditors shall be appointed and shall perform their audit duties in accordance with the law.

Their fees are fixed by law or, failing that, by ordinary resolution of the shareholders.

ARTICLE 18 - SHAREHOLDERS' MEETINGS

Shareholders' meetings shall be convened and shall proceed as prescribed by law.

Meetings shall be held either at the Company's registered office or at any other place indicated in the notice of the meeting.

Any shareholder may attend a Shareholders' Meeting either in person or by proxy on proof of his identity and of ownership of his shares by virtue of the registration thereof in his name or by presenting a certificate issued by the approved intermediary keeping the accounts. The time period during which shares may not transferred prior to the date of the Shareholders' Meeting shall be determined by the Board of Directors.

Subject to the terms and conditions set forth by law and regulations, shareholders may send their proxies or ballots concerning any shareholders' meeting either in paper format or, if approved by the Board of Directors, by electronic means. The deadline for returning ballots shall be determined by the Board of Directors.

The Board of Directors may also determine that shareholders may participate in and vote at any shareholders' meeting by video conference or by any other mode of telecommunication permitting shareholders to be identified as provided in regulations.

Meetings shall be chaired by the Chairman of the Board of Directors or by a Director appointed specifically for that purpose by the Board.

Minutes of the meetings shall be kept and copies thereof certified and issued in accordance with the law.

ARTICLE 19 - FINANCIAL YEAR - APPROPRIATION OF PROFITS

Each financial period shall comprise one full calendar year commencing on 1 January and closing on 31 December of the same year.

Each year, amounts to be transferred to reserves as provided by law shall be deducted from the net profit for the year less any prior-year losses where applicable.

Profit available for distribution comprises the net profit for the year, less prior-year losses and all sums transferred to reserves pursuant to the law, plus any retained earnings.

All or part of the profit available for distribution may be transferred by ordinary resolution of the shareholders to any discretionary, ordinary or extraordinary reserves or to retained earnings as deemed appropriate.

Any remaining balance shall be distributed on all the shares in proportion to their unredeemed paid-up value.

The shareholders may by ordinary resolution distribute all or part of the discretionary reserves in the form of a full or partial dividend or as an exceptional distribution; in this case the resolution shall specify the sums to be deducted from each reserve.

The Annual Ordinary General Meeting may validly take all decisions necessary to give each shareholder the option of receiving all or part of a dividend or interim dividend in the form of shares in the Company, in accordance with the terms and conditions set forth by law.

ARTICLE 20 - DISSOLUTION AND LIQUIDATION

In event of dissolution of the Company, one or more liquidators shall be appointed by ordinary resolution of the shareholders under the quorum and voting rules governing Ordinary General meetings.

The liquidator shall represent the Company and have full powers to realise the Company's assets, including by voluntary arrangement. The liquidator shall be authorised to pay the Company's creditors and distribute any surplus.

The shareholders may authorise the liquidator to continue the business in progress or to undertake new business for the purposes of the liquidation.

Any surplus remaining after repayment of the nominal value of the shares shall be distributed among the shareholders in the same proportion as their holding in the share capital of the Company.

ARTICLE 21 - DISPUTES

Any disputes relating to the affairs of the Company arising during the term of the Company or during its liquidation, either between the Company and its shareholders or between the shareholders themselves, shall be subject to the jurisdiction of the competent courts.

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